SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

22 May 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 22 May 2007	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

                                 Protherics PLC

               Protherics presents encouraging OncoGel™ phase 2a
                oesophageal cancer data at leading US conference

London, UK; Brentwood, TN, US; 22 May 2007 - Protherics PLC ("Protherics" or the
"Company"), the international biopharmaceutical company focused on critical care and cancer,  announces that positive phase 2a data supporting the development of
OncoGel™ in oesophageal cancer were presented yesterday during a poster session at the Digestive Disease Week ("DDW") 2007 Conference in Washington, DC. The
poster was selected as a "Poster of Distinction," placing it in the top 10% of all American Gastroenterology Association (AGA) Institute abstracts selected for poster presentation.

OncoGel™ is a novel locally-administered, sustained-release formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumours.
The poster presented data from a phase 2a dose-escalation study evaluating the safety, toxicity, and pharmacokinetics of OncoGel™ in eleven patients with oesophageal cancer who were not surgical candidates but were able to receive radiation therapy. OncoGel™ was injected into the primary tumour and adjacent accessible lymph nodes using endoscopic ultrasound guidance, followed by radiation therapy (50.4 Gy in 1.8 Gy fractions).

As reported at the conference, this combination OncoGel™/radiation therapy was well-tolerated, and no dose-limiting toxicities, OncoGel™-related serious adverse events or haematological events were reported for any patient.
Pharmacokinetic data indicate prolonged paclitaxel release with minimal systemic exposure. Dysphagia symptoms improved for nine subjects, and remained unchanged for two patients, and tumour volumes decreased for eight of the eleven patients.

The Company is planning to undertake a phase 2b study of OncoGel™ in combination with chemoradiotherapy in oesophageal cancer patients in the second half of 2007. Protherics recently initiated a phase 1/2 study of OncoGel™ in primary brain cancer as an adjuvant treatment to surgical removal of the tumour in patients with recurrent glioblastoma multiforme (GBM).

Andrew Heath, CEO of Protherics, commented:

"We are greatly encouraged by this phase 2a data, which provides proof of concept for OncoGel™ in a cancer which causes considerable morbidity and distress in patients with typically only a short life expectancy.  We hope to report more data from both our oesophageal cancer and primary brain cancer programmes next year."

                                   |  Ends  |

For further information please contact:

Protherics
Andrew Heath, CEO                                         +44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs               +44 (0) 7919  480510
Saul Komisar, President Protherics Inc                    +1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates                           +44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt                   +1 212 850 5600

Or visit  www.protherics.com

Notes for Editors:

About OncoGel™

OncoGel™ is a novel locally-administered, sustained-release formulation of paclitaxel, an established chemotherapeutic for the treatment of solid tumours.
OncoGel™ is designed to release paclitaxel into the tumour or tumour resection cavity continuously, over four to six weeks, to achieve a far greater concentration of paclitaxel in the tumour compared to that achieved when administered intravenously at the maximum tolerated dose. Additionally, only low systemic levels of paclitaxel are observed, minimising systemic side effects.

For more information, visit http://www.protherics.com/products/cancer.asp

About Oesophageal Cancer

The American Cancer Society has estimated that around 15,000 new cases of oesophageal cancer are reported in the US each year and the majority of patients with oesophageal cancer present with dysphagia. As a result more than 50 per cent of patients suffer considerable weight loss as they have difficult eating and drinking, severely impacting their quality of life. A major goal of current therapy is therefore to reduce dysphagia and there remains a considerable need for a more effective therapy.

About Glioblastoma Multiforme

Glioblastoma multiforme is the most common and most aggressive primary brain tumour.  In most European and North American countries, the annual incidence is approximately 2-3 new cases per 100,000 people per year. After an initial surgical and radiation therapy treatment, recurrences are reported for 90% of patients, typically at the site of the original resection. Overall prognosis is poor for these patients, with most surviving less than one year after diagnosis.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote.  The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million ($340 million) licensing deal with
AstraZeneca in December 2005.  An additional, expanded phase 2 programme is planned to start in 2007. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fabs for the treatment of pre-eclampsia. This study is expected to report in the first quarter of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, where it intends to undertake their sales and marketing in the US and EU.
Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in early 2008.

Protherics has a strong cash position, having completed a £38.2 million (gross)
equity fundraising in December 2006 and received a £10 million milestone from
AstraZeneca.

With headquarters in London, the Company has approximately 260 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual
Report on Form 20-F and other reports filed from time to time with the U.S.
Securities and Exchange Commission.  We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of
Protherics.